Exhibit (a)(5)





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                                                       PRESS RELEASE
                                                       FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
150 Post Street, Suite 320
San Francisco, California 94108

                               September 25, 2001

Re: Offer for Common Shares (the "Shares") in USA REAL ESTATE INVESTMENT TRUST, a California business trust (the "Trust")

SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") is offering to purchase up to 2,650 Shares for a price of $300 per share as more completely described in the Purchaser's tender offer materials dated September 4, 2001.

According to the terms of the offer, the Purchaser shall not be required to accept for payment or pay for any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of certain specified conditions exists, including: "(d) there shall have occurred
(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, . . . (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, . . ."

The Purchaser is waiving the conditions described in (d)(i) and (d)(iv) with respect to the September 11, 2001 terrorist attacks on New York City and the Pentagon and the ensuing suspension of trading from September 11 through September 14. The Purchaser retains the right to invoke these and the other stated conditions should any of the described events occur after the date hereof and prior to expiration of the offer.

         For further information, contact Robert E. Dixon at the above address.